SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7 )(1)
                                             ---

                     Central European Media Enterprises Ltd.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   G20045 10 3
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                                 (CUSIP Number)

                                Ronald S. Lauder
                          767 Fifth Avenue, Suite 4200
                            New York, New York 10153
                                 (212) 572-4090
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 18, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G20045 10 3             SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ronald S. Lauder
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        866,774 Shares (See Item 5.)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            80,862 Shares (See Item 5.)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               866,774 Shares (See Item 5.)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        80,862 Shares (See Item 5.)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      947,636
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.3%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

THIS AMENDMENT NO. 7 ("AMENDMENT NO. 7") AMENDS THE SCHEDULE 13D FILED BY THE REPORTING PERSON WITH THE SECURITIES AND EXCHANGE COMMISSION, AS MOST RECENTLY AMENDED BY AMENDMENT NO. 6, FILED ON NOVEMBER 30, 1999 (AS SO AMENDED, THE "SCHEDULE 13D"). CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO SUCH TERM IN AMENDMENT NO. 6.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph at the end thereof:

      "A net aggregate of $182,100 (excluding commissions, if any) was paid in purchase transactions on September 17 and 18, 2001 pursuant to which the Reporting Person acquired 31,000 Shares of Class A Common Stock. The purchase price for the acquired shares was paid out of the Reporting Person's personal funds. The acquisitions were effected as open, market purchases on the Over the Counter Bulletin Board.

Item 4. Purpose of Transaction.

      The Reporting Person does not have any present plans or intentions, which relate to or would result in any of the transactions described in subsection (a) through (j) inclusive, of Item 4 of Schedule 13D, the Reporting Person may from time to time effect open market purchases of Class A Common Stock depending upon Market Conditions, but the does have the voting power as the controlling shareholder of the Issuer to effect said transactions.

      The purpose of the purchases described in Item 3 was to increase the investment of the Reporting Person in the Issuer.

Item 5. Interest in Securities of the Issuer.

            (a) As of the date hereof, the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person was 947,636 (the "Shares"), approximately 29.33% of the total amount outstanding, based on 2,313,346 shares of Class A Common Stock outstanding as of October 1, 2001 as reported on by the Issuer.* Percentage ownership is calculated pursuant to Rule 13-(d)(3)(a) under the Securities Exchange Act of 1934, as amended. This represents (i) 31,000 shares of Class A Common Stock, (ii) 2,500 shares underlying options for Class A Common Stock which are currently exercisable,
(iii) 12,500 shares of Class B

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* The number Shares owned by the Reporting Person reflect a one for eight reverse stock split which was approved by the Company's Shareholders on December 14, 1999.

Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and (iv) 901,636 shares of Class B Common Stock convertible at the option of the holder into Class A Common Stock which consists of (a) 15,004 shares of Class B Common Stock held directly by the Reporting Person, (b) 423,177 shares of Class B Common Stock held by RSL Investments Corporation, 284,062 shares of Class B Common Stock held by RSL Capital LLC, and 72,223 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by the Reporting Person, (c) 26,308 shares of Class B Common Stock held by RAJ Family Partners L.P. and beneficially owned by the Reporting Person, and (d) 80,862 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which 50% of the common stock outstanding is beneficially owned by the 1995 Estee Lauder RSL Trust and beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

            (b) As of the date hereof, the Reporting Person has sole voting and dispositive power with respect to 866,774 shares of Class A Common Stock. This represents (i) 31,000 shares of Class A Common Stock, (ii) 2,500 shares underlying options for Class A Common Stock which are currently exercisable,
(iii) 12,500 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and (iv) 820,773 shares of Class B Common Stock convertible at the option of the holder into Class A Common Stock which consists of (a) 15,004 shares of Class B Common Stock held directly by the Reporting Person and (b) 423,177 shares of Class B Common Stock held by RSL Investments Corporation, 284,062 shares of Class B Common Stock held by RSL Capital LLC, 72,223 shares of Class B Common Stock held by Duna Investments, Inc., and 26,308 shares of Class B Common Stock held by RAJ Family Partners L.P. and beneficially owned by the Reporting Person, all of which are owned by the Reporting Person.

            (c) The Reporting Person purchased 22,000 shares of Class A common Stock at a purchase price of $5.88 per share on September 17, 2001 and 9,000 shares of Class A common Stock at a purchase price of $5.86 per share on September 18, 2001. Except as described herein, no transactions in shares of Class A Common Stock were effected during the past 60 days by the persons named in response to paragraph (a) of this Item 5.

            Except as expressly amended and supplemented hereby, the text of the
Schedule 13D remains in effect without any other modification.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     October 9, 2001
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                                                         (Date)


                                                     /s/ Ronald S. Lauder
                                                     --------------------
                                                     Ronald S. Lauder